[redacted]

Wolters Kluwer

07020426

File No. 82-2683

RECEIVED

2007 JAN 18 A 10:30

SUPPL

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Proposes Jack Lynch as New Member of its Executive Board

Amsterdam (January 17, 2007) - Wolters Kluwer, a leading global information services and publishing company, announced today the Supervisory Board proposal to the Annual General Meeting of Shareholders to appoint Mr. John (Jack) J. Lynch Jr. (USA, 1959), as new member of the Executive Board. Jack Lynch joined Wolters Kluwer in May 2006 as Senior Vice President of Business Development, and he will replace Mr. Jean-Marc Detailleur who will retire as member of the Executive Board in May 2007.

The Supervisory Board will propose to the company's Annual General Meeting of Shareholders, to be held on April 20, in Amsterdam, the appointment of Mr. Lynch as Mr. Detailleur's successor as Executive Board Member. Wolters Kluwer, listed in the Netherlands on the AEX, has a two-tier board structure with a three-member Executive Board currently consisting of Ms. Nancy McKinstry, CEO and Chairman of the Executive Board, Mr. Boudewijn Beerkens, CFO, and Mr. Detailleur.

Before joining Wolters Kluwer in May 2006 as Senior Vice President of Business Development, Mr. Lynch served as president of the Pearson School Technology Group within the Pearson Education School Companies. In this role, he oversaw technology-focused businesses, including Pearson School Systems, Family Education Network, as well as central software development, business development, and strategic initiatives. Mr. Lynch also was founding CEO and board member of Bigchalk, The Education Network and general manager of a number of information services and technology companies including Jnana Technologies, an artificial intelligence software company, and CCH Legal Information Services, a leading provider of corporate agent representation, corporate filing and UCC search and filing services, that has since become part of Wolters Kluwer.

In his role as an Executive Board Member, Mr. Lynch will be responsible for global shared services, technology, business development and Teleroute.

PROCESSED

JAN 1 9 2007

THOMSON FINANCIAL

Mr. Detailleur, who will retire as member of the Executive Board in May 2007, has been with Wolters Kluwer since 1989 in several senior positions. Prior to his appointment as member of the Executive Board in 1999, as CEO of Teleroute and Wolters Kluwer France he built Wolters Kluwer's presence in these markets.

The 2006 Annual Report and the Agenda for the Wolters Kluwer Annual General Meeting of Shareholders will be available on March 22, 2007. The Company's 2006 full-year results will be announced on February 28, 2007.

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For the photo editor:
Portraits of Mr. Lynch and Mr. Detailleur are available on request, please contact press@wolterskluwer.com.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion,

employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.